JAKE'S TRUCKING INTERNATIONAL INC.

308 - 1917 West 4th Avenue
Vancouver, British Columbia  V6J 1M7

September 13, 2006

VIA: FedEx and EDGAR

Mr. Thomas Jones
Senior Attorney
United States
Securities and Exchange Commission
Washington, DC  20549

Dear Mr. Jones:

Re:       Jake's Trucking International, Inc.
            Amendment No 2 to Registration Statement on Form SB-2
            Filed August 22, 2006
            File No. 333-135483

Further to my telephone call this afternoon, please find the correct documents to use for your review with regard to your letter of September 6, 2006. My apologies for the confusion. We resubmit our amended SB-2 and have filed the attached version on EDGAR.

Prospectus Cover Page.

1.         The disclosure appears on the cover page of the prospectus, first paragraph, fifth sentence.  It states: “The selling stockholders will sell their shares for the duration of this offering at $0.10 per unit; the share warrants cannot be detached and sold separately.”

2.         We have revised our disclosure to be consistent with the selling security holders section.

Prospectus Summary

3.         We have removed “after clearing comments on this pending registration statement” from the Registration Cover Page, Prospectus Cover Page and Prospectus Summary page.

Determination of Offering Price

4.         No, the price was arbitrarily set by the company.  At the time the offering price was determined the company had not yet commenced business operations.  The company has now commenced business operations and has three dump trucks operating.

Selling Security Holders

5.         We have revised the table to show the shares issuable upon exercise of the warrants.

Management’s Discussion and Analysis

6.         We are developing a new service to sell gravel, sand and top soil to our customers. We first started selling the gravel, sand and top soil at cost and once we found there was an interest to our customers we now sell at an average of a 10% mark-up rate.  The income statement reflects a loss on the resale of materials due to the sales at cost as well as we purchased material that was delivered but not yet invoiced.  Our next quarter should see a small profit. We have now disclosed this information in the MD&A section as well as “Principal Products and/or Services and Their Markets” section.

Telephone: 604-790-1641    Fax: 604-585-8839

JAKE'S TRUCKING INTERNATIONAL INC.

308 - 1917 West 4th Avenue
Vancouver, British Columbia  V6J 1M7

Financial Statements, page F-1

7.         We have corrected the Risk Factor.  We are not a development stage company therefore no changes to the financial statements.

Exhibits

8.         We have revised to list Exhibit 23.1 the Independent Registered Public Accounting Firm’s Consent.

9.         We have filed a copy of our certificate of incorporation.

10.        We gave filed our subscription agreement with the warrant agreement attached.

Exhibit 5.1

11.        We have clarified our intentions as to register the shares and share warrant so no amendment to the opinion letter should be required.

Signatures

12.        We have added the second paragraph to the signature page.

If you have any questions, please contact me at 604-790-1641.

Thank you.

Yours truly,

Jake's Trucking International, Inc.

/s/ Michael Quesnel

Michael Quesnel
President, CEO, CFO and CAO

Telephone: 604-790-1641    Fax: 604-585-8839